Exhibit 99.1

FOR IMMEDIATE RELEASE

NICOLET BANKSHARES, INC. ANNOUNCES FIRST QUARTER 2017 EARNINGS

•	$6.2 million net income, a 134% increase over first quarter 2016
•	1.11% annualized return on average assets, compared to 0.87% for first quarter 2016
•	$0.69 earnings per diluted common share, 21% higher than first quarter 2016
•	Solid first quarter loan growth

Green Bay, Wisconsin, April 18, 2017 – Nicolet Bankshares, Inc. (NASDAQ: NCBS) (“Nicolet”) announced first quarter 2017 net income of $6.2 million and net income available to common shareholders of $0.69 per diluted common share, compared to $2.7 million and $0.57, respectively, for first quarter 2016. Comparatively, net income was $6.1 million and diluted earnings per common share was $0.68 for the fourth quarter of 2016. Annualized quarterly return on average assets was 1.11%, 1.07% and 0.87%, for first quarter 2017, fourth quarter 2016 and first quarter 2016, respectively.

Since December 31, 2016, total assets remained unchanged at $2.3 billion, while loans increased $49 million (or 3%) and investments increased $39 million, both funded by deployed cash. Deposits were $1.9 billion at March 31, 2017, down $24 million or 1% from December 31, 2016, consistent with a customary pattern of seasonal deposit fluctuation. Compared to a year ago, the growth in assets, loans and deposits are largely attributable to the Baylake merger.

“We are pleased with another quarter of solid results, and delivering a return on average assets of greater than 1% for a third quarter in a row,” said Bob Atwell, Chairman and CEO of Nicolet. “The work on operating efficiencies after our 2016 acquisitions has taken hold in our 2017 results, and strong first quarter loan growth is a promising indicator about the optimism in our markets and for continued organic growth.”

“Our primary focus this year is to continue to optimize the benefits of both improved revenues and efficiencies from our transformational growth recently experienced,” Atwell said. “We also look forward to welcoming new customers and employees soon from our First Menasha Bankshares, Inc. (“First Menasha”) acquisition. With all regulatory and shareholder approvals now in place, the merger is scheduled to consummate April 28 and First National Bank-Fox Valley branches will open on Monday, May 1 under the Nicolet brand.”

The timing of the 2016 acquisitions (the Baylake Corp. merger and a financial advisory business acquisition each completed in April 2016) and the First Menasha transaction impact financial comparisons. Certain income statement results, average balances and related ratios for the first quarter of 2017 include full period contributions from the 2016 acquisitions versus no contribution in the comparable 2016 period. Given the activity of multiple mergers, quarterly results in 2017 and 2016 have included non-recurring other direct merger and integration pre-tax expenses of $0.2 million in first quarter 2017, and $3.0 million in aggregate for 2016.

Net income for the quarter ended March 31, 2017, was $6.2 million, compared to $6.1 million for fourth quarter 2016. Notably, between the linked quarters, net interest income increased by $1.3 million largely due to $1.4 million higher aggregate loan discount income, $0.2 million related to higher earning assets and a lower cost of funds, net, offsetting $0.3 million less net interest income from fewer days. Between the linked quarters, noninterest income decreased $1.1 million, led by net mortgage income down $0.9 million on lower volumes due to seasonality and rising mortgage rates, income from equity in a data processing company interest down $0.4 million, and brokerage income down by $0.3 million, offset partly by a $0.5 million favorable swing in net losses on sale or write-down of assets. Noninterest expense in total was consistent between the first quarter of 2017 and fourth quarter of 2016, though personnel costs were up mostly from merit increases over the prior period and higher health costs and benefits, offset by lower costs in other categories and lower direct merger costs.

Although elevated since the April 2016 Baylake merger, asset quality metrics remained strong at March 31, 2017, with nonperforming assets to total assets at 0.70%, up from 0.39% at March 31, 2016 (pre-merger) and down favorably from 0.97% at December 31, 2016. The allowance for loan losses to total loans was unchanged at 0.75% at both March 31, 2017 and December 31, 2016, though declined from 1.18% at March 31, 2016 as a result of recording the 2016 acquired loans at fair value with no carryover of allowance. The provision for loan losses remained at $0.45 million for first quarter 2017 given no significant changes in asset quality levels in the underlying pre-merger Nicolet loan portfolio. Annualized net charge offs to average loans remained low at 0.02% for the first quarter of 2017 and 0.03% for fourth quarter of 2016.

Total capital was $285 million at March 31, 2017, comprised entirely of common equity. Common equity increased $9.1 million since December 31, 2016, mostly due to increases from net income and option exercises. Book value per common share was $33.12 at March 31, 2017, up modestly over December 31, 2016 and up 36% over a year ago, largely attributable to equity issued in the 2016 acquisitions.

Other Important Notes

As previously reported, on November 4, 2016, Nicolet announced the signing of a definitive merger agreement with First Menasha under which First Menasha will merge with and into Nicolet to create the largest community bank in the Fox Valley area. Based upon preliminary financial results as of March 31, 2017, the combined company would have total assets of approximately $2.7 billion, loans of $2.0 billion and deposits of $2.3 billion. The merger has received approval by shareholders of First Menasha on April 3, 2017 as well all necessary regulatory approvals and is expected to close on April 28, 2017.

During the first quarter, Nicolet closed its Phillips branch (an outlier location) and its Abbotsford branch (near another Nicolet branch) as previously disclosed. Concurrent with the First Menasha transaction, Nicolet’s Appleton-Kensington branch will also close given its close proximity to a First Menasha branch. These efforts continue Nicolet’s progress on operational and cost efficiencies.

About Nicolet Bankshares, Inc.

Nicolet Bankshares, Inc. is the bank holding company of Nicolet National Bank, a growing, full-service, community bank providing services ranging from commercial and consumer banking to wealth management and retirement plan services. Founded in Green Bay in 2000, Nicolet National Bank operates branches in Northeast and Central Wisconsin and the upper peninsula of Michigan. More information can be found at www.nicoletbank.com.

Important Information for Investors

This communication relates to the proposed merger transaction involving Nicolet and First Menasha.  In connection with the proposed merger, Nicolet has filed a proxy statement/prospectus on Form S-4 and other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, FIRST MENASHA AND THE PROPOSED MERGER.  The proxy statement/prospectus was delivered to shareholders of First Menasha on or about February 28, 2017.  Investors may obtain copies of the proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www.sec.gov).  Copies of the documents filed with the SEC by Nicolet will be available free of charge on Nicolet’s website at www.nicoletbank.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the federal securities law. Statements in this release that are not strictly historical are forward-looking and based upon current expectations that may differ materially from actual results. These forward-looking statements, identified by words such as “will”, “expect”, “believe” and “prospects”, involve risks and uncertainties that could cause actual results to differ materially from those anticipated by the statement made herein. These risks and uncertainties include, but are not limited to, general economic trends and changes in interest rates, increased competition, regulatory or legislative developments affecting the financial industry generally or Nicolet specifically, changes in consumer demand for financial services, the possibility of unforeseen events affecting the industry generally or Nicolet specifically, the uncertainties associated with newly developed or acquired operations and market disruptions. Nicolet undertakes no obligation to release revisions to these forward-looking statements publicly to reflect events or circumstances after the date hereof or to reflect the occurrence of unforeseen events, except as required to be reported under the rules and regulations of the Securities and Exchange Commission.

In addition to factors previously disclosed in Nicolet’s reports filed with the SEC and those identified elsewhere in this report, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Nicolet and First Menasha and between Nicolet National Bank and The First National Bank-Fox Valley (“FNB-Fox Valley”), including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Nicolet’s and First Menasha’s plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts.  Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements.  These statements are based upon the current beliefs and expectations of Nicolet’s and First Menasha’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control.  In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.  Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Nicolet and First Menasha may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and cost savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) reputational risks and the reaction of the companies’ customers to the transaction; (6) diversion of management time on merger related issues; (7) changes in asset quality and credit risk; (8) the cost and availability of capital; (9) customer acceptance of the combined company’s products and services; (10) customer borrowing, repayment, investment and deposit practices; (11) the introduction, withdrawal, success and timing of business initiatives; (12) the impact, extent, and timing of technological changes; (13) severe catastrophic events in our geographic area; (14) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (15) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (16) the interest rate environment may compress margins and adversely affect net interest income; and (17) competition from other financial services companies in the companies’ markets could adversely affect operations.  Additional factors that could cause Nicolet’s results to differ materially from those described in the forward-looking statements can be found in Nicolet’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Nicolet, First Menasha or the proposed merger or other matters and attributable to Nicolet, First Menasha or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above.  Nicolet and First Menasha do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Nicolet Bankshares, Inc.

Consolidated Financial Summary (Unaudited)

	At or for the Three Months Ended
(In thousands, except per share data)	3/31/2017	12/31/2016	3/31/2016
Results of operations:
Interest income	$23,083	$21,892	$12,429
Interest expense	1,766	1,868	1,690
Net interest income	21,317	20,024	10,739
Provision for loan losses	450	450	450
Net interest income after provision for loan losses	20,867	19,574	10,289
Loss on sale or writedown of assets, net	(6)	(494)	(5)
Other noninterest income	6,775	8,388	3,883
Noninterest expense	18,323	18,386	10,018
Income before income taxes	9,313	9,082	4,149
Income tax expense	3,032	2,939	1,449
Net income	6,281	6,143	2,700
Net income attributable to noncontrolling interest	73	56	46
Net income attributable to Nicolet Bankshares, Inc.	6,208	6,087	2,654
Preferred stock dividends	-	-	112
Net income available to common equity	$6,208	$6,087	$2,542
Earnings per common share:
Basic	$0.72	$0.71	$0.61
Diluted	0.69	0.68	0.57
Common Shares:
Basic weighted average	8,584	8,555	4,182
Diluted weighted average	8,958	8,966	4,456
Outstanding	8,605	8,553	4,204
Noninterest Income/Noninterest Expense:
Service charges on deposit accounts	1,008	1,057	593
Mortgage income, net	842	1,781	571
Trust services fee income	1,467	1,435	1,162
Brokerage fee income	1,259	1,534	310
Loss on sale or writedown of assets, net	(6)	(494)	(5)
Other noninterest income	2,199	2,581	1,247
Total noninterest income	$6,769	$7,894	$3,878
Personnel expense	9,933	9,282	5,348
Occupancy, equipment and office	2,831	2,952	1,798
Business development and marketing	929	1,135	578
Data processing	1,983	1,962	1,156
FDIC assessments	232	282	143
Intangibles amortization	1,163	1,163	249
Other noninterest expense	1,252	1,610	746
Total noninterest expense	$18,323	$18,386	$10,018

Period-End Balances:
Loans	$1,618,279	$1,568,907	$888,708
Allowance for loan losses	12,189	11,820	10,530
Investment securities available-for-sale, at fair value	404,358	365,287	174,470
Intangibles	86,776	87,938	4,729
Total assets	2,292,644	2,300,879	1,244,035
Deposits	1,946,271	1,969,986	1,081,472
Common equity	285,022	275,947	102,415
Stockholders’ equity	285,022	275,947	114,615
Book value per common share	33.12	32.26	24.36
Average Balances:
Loans	$1,599,701	$1,560,437	$885,037
Earning assets	2,028,291	1,999,999	1,127,171
Total assets	2,272,836	2,267,990	1,226,365
Deposits	1,929,062	1,932,474	1,065,249
Interest-bearing liabilities	1,526,779	1,484,497	880,229
Common equity	280,188	276,760	100,507
Stockholders’ equity	280,188	276,760	112,707
Financial Ratios*:
Return on average assets	1.11%	1.07%	0.87%
Return on average common equity	8.99	8.75	10.17
Average equity to average assets	12.33	12.20	9.19
Earning asset yield	4.67	4.43	4.47
Cost of funds	0.47	0.50	0.77
Net interest margin	4.32	4.05	3.87
Stockholders’ equity to assets	12.43	11.99	9.21
Net loan charge-offs to average loans	0.02	0.03	0.10
Nonperforming loans to total loans	0.85	1.29	0.50
Nonperforming assets to total assets	0.70	0.97	0.39
Allowance for loan losses to loans	0.75	0.75	1.18